Press release
May 15, 2006

Indap increases the offer price for Gambro to SEK 113.70 and extends the acceptance period

- The offer price is increased to SEK 113.70 per series A and B share in Gambro
- The acceptance period is extended until May 31

Indap AB ("Indap") increases the offer to the shareholders in Gambro AB (publ) ("Gambro"), which was announced on April 3, 2006, to SEK 113.70 per series A and B share in Gambro from previous SEK 109.70. The increased offer represents a premium of 35.7 percent relative to the average share price of SEK 83.77[1] on the SSE during the last 3 months ending March 31, 2006. The corresponding premium on a cash free basis is 45.9 percent.

Indap extends the acceptance period until 17.00 (CET) on May 31, 2006 in order to provide Gambro shareholders that have not yet tendered their shares with the opportunity to tender into the increased offer. Shareholders who have already tendered their shares will benefit from the increased offer without further action. Provided that Indap announces that the offer is made unconditional on June 2, 2006, settlement is expected to commence on or about June 8, 2006. During the extended acceptance period the same conditions to the offer, including the right to waive such conditions, will apply as during the initial acceptance period. As previously announced, Indap has received the necessary clearances from relevant competition authorities regarding the offer.

By the end of the initial acceptance period on May 10, 2006, the shares that had been tendered into the offer together with the 68,468,225 Series A shares presently held by Investor AB, that would be transferred to Indap upon a completion of the offer, corresponds to 44.0 percent of the share capital and 47.3 percent of the voting rights in Gambro. The number of tendered shares, excluding Investor's holding is 51,431,978 Series A shares and 31,822,357 Series B shares, corresponding to 24.2 percent of the share capital and 21.0 percent of the voting rights in Gambro. More than 22,000 Gambro shareholders,

[1] Adjusted for the cash dividend of SEK 1.30 per share in Gambro with the record date of April 7, 2006.

directly registered in the VPC system have tendered their shares, representing more than half of the total number of directly registered shareholders in Gambro. This means that all conditions for the offer were not fulfilled by the end of the initial acceptance period, since implementation of the offer is conditional upon e.g. that Indap becomes the owner of more than 90 percent of the total number of shares in Gambro.

"The revised offer represents an increase of approximately SEK 1.4 billion, which is a substantial improvement raising the premium to 45.9 percent. Now the shareholders that have not yet made up their minds will have even stronger incentives to accept the offer." say Thomas von Koch, Senior Partner at EQT Partners AB and Lennart Johansson, Managing Director at Investor AB, in a joint statement.

For further information, please contact:

EQT media contact
Johan Hähnel, Director, Communications & PR
Phone: +46 8 506 55 322
Mobile phone: +46 70 605 6334

www.eqt.se

Investor media contact
Fredrik Lindgren, Vice President, Corporate Communications
Phone: +46 8 614 2031
Mobile phone: +46 735 24 2031

Investor IR contact
Oscar Stege Unger, Investor Relations Manager
Phone: +46 8 614 2059
Mobile phone: +46 70 624 2059

www.investorab.com

EQT

Investor

Press release
May 10, 2006

Indap has received the necessary clearances from relevant competition authorities regarding the offer for Gambro

Indap AB, indirectly jointly-owned by Investor AB and EQT IV, has received the necessary clearances from relevant competition authorities regarding the offer to the shareholders in Gambro AB (publ), which was announced on April 3, 2006.

The offer acceptance period will expire today at 17.00 CET.

For further information, please contact:

EQT media contact
Johan Hähnel, Director, Communications & PR
Phone: +46 8 506 55 322
Mobile phone: +46 70 605 6334

www.eqt.se

Investor media contact
Fredrik Lindgren, Vice President, Corporate Communications
Phone: +46 8 614 2031
Mobile phone: +46 735 24 2031

Investor IR contact
Oscar Stege Unger, Investor Relations Manager
Phone: +46 8 614 2059
Mobile phone: +46 70 624 2059

www.investorab.com